Exhibit 3.2

SECTION 1.2    Special Meeting.

(A) Subject to the rights of the owners of any series of Preferred Stock (as used herein, such term shall have the meaning given in the Certificate of Incorporation of the Corporation (as amended, restated or otherwise modified from time to time, the “Certificate of Incorporation”)) with respect to such series, special meetings of the shareowners may be called only by or at the direction of: (1) the Chairman of the Board of Directors or the Chief Executive Officer; (2) the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies (the “Whole Board”); or (3) the Secretary of the Corporation at the written request of a shareowner who owns, or is acting on behalf of one or more beneficial owners who own, capital stock representing at least fifteen percent (15%) of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (the “Special Meeting Request Required Shares”), and who continue to own the Special Meeting Request Required Shares at all times between the record date fixed in accordance with these Bylaws to determine who may deliver a written request to call such special meeting and the date of the applicable meeting of shareowners. For purposes of this Section 1.2, a record or beneficial owner shall be deemed to “own” shares of capital stock of the Corporation that such record or beneficial owner would be deemed to own in accordance with clause (3) of the first paragraph of Section 1.16 (without giving effect to any reference to Constituent Owner or any shareowner fund comprising a Qualifying Fund contained therein).